UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65532/October 12, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14513

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In the Matter of   :
                                                           :
SHEPAUG CORP.,   :   ORDER MAKING
SIMONE GROUP, INC.,   :   FINDINGS AND
SKYNET HOLDINGS, INC.,   :   REVOKING
SKYVIEW DEVELOPMENT CORP.,   :   REGISTRATIONS BY
SMC VENTURES, INC.   :   DEFAULT AS TO FIVE
   (F/K/A GENSCI REGENERATION   :   RESPONDENTS
   SCIENCES, INC.),   :
SONORA DIAMOND CORP., and   :
SONUS COMMUNICATION HOLDINGS, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Administrative Proceedings (OIP) on August 24, 2011, pursuant to Section 12(j) of the Securities
Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of
Enforcement have provided evidence that Respondents were served with the OIP by September
6, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due
September 19, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, only Respondent
SMC Ventures, Inc. (f/k/a GenSci Regeneration Sciences, Inc.) (SMC), has filed an Answer. A
telephonic prehearing conference was held on October 5, 2011, at which only SMC appeared.[1]

        Simone Group, Inc. (Simone), Skynet Holdings, Inc. (Skynet), Skyview Development
Corp. (Skyview), Sonora Diamond Corp. (Sonora), and Sonus Communication Holdings, Inc.
(Sonus), (collectively, Respondents) are in default for failing to file Answers to the OIP, appear
at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a),
.220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following
allegations in the OIP to be true.

        Simone (CIK No. 813424) is a forfeited Delaware corporation located in Long Island
City, New York, with a class of securities registered with the Commission pursuant to Exchange

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[1] SMC remains in the proceeding. The proceeding has ended as to Respondent Shepaug Corp.
See Shepaug Corp., Exchange Act Release No. 65476 (Oct. 4, 2011).

Act Section 12(g). Simone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1994.

Skynet (CIK No. 1051066) is a Delaware corporation located in Bala Cynwyd, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Skynet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1999, which reported a net loss of $6.16 million for the prior three months. On January 19, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, and the case was terminated on August 20, 2003.

Skyview (CIK No. 1390016) is a Delaware corporation located in Clifton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Skyview is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $1,520 for the prior nine months.

Sonora (CIK No. 790307) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sonora is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1997, which reported a net loss of over $1.2 million (Canadian) for the prior twelve months.

Sonus (CIK No. 791219) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sonus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.4 million for the prior nine months. On March 26, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on August 22, 2005.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to file reports under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Simone Group, Inc., Skynet Holdings, Inc., Skyview Development Corp., Sonora Diamond Corp., and Sonus Communication Holdings, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge